Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-56603

                           Prospectus Supplement No. 1
          Dated January 11, 1999 (to Prospectus dated January 8, 1999)


                           UNITED ROAD SERVICES, INC.

        This Prospectus Supplement is part of the Prospectus dated January 8, 1999 relating to an offering of up to 5,000,000 shares of the Common Stock of United Road Services, Inc. ("United Road") that may be issued from time to time by United Road in connection with acquisitions of other businesses or upon exercise or conversion of warrants, options, convertible notes or other similar instruments assumed or acquired by United Road in connection with any such acquisitions. This Prospectus may also be used, with United Road's prior consent, by persons who have received shares in connection with acquisitions and who wish to offer and sell such shares under circumstances requiring the use of the Prospectus or making such use desirable.

        On January 11, 1999, United Road acquired MPG Transco, Ltd., an Illinois corporation ("MPG"), by merging MPG into URS Transport, Inc., a wholly-owned subsidiary of United Road. The aggregate purchase price was approximately $29.5 million, consisting of approximately $10.4 million in cash, 996,772 shares of United Road's Common Stock and $4.4 million of indebtedness.

        MPG provides national automobile transport services to major automobile manufacturers. Under United Road's ownership, MPG is expected to continue to provide such services.



           The date of this Prospectus Supplement is January 11, 1999